Item 77M

Each of the Munder Emerging Markets Fund and Munder International Growth Fund was reorganized with and into the Munder International Equity Fund. The Agreement and Plan of Reorganization was approved by the Board of Trustees of Munder Series Trust on November 9, 2004. The transaction was completed on February 4, 2005.

The Munder Small Company Growth Fund was reorganized with and into the Munder Micro-Cap Equity Fund. The Agreement and Plan of Reorganization was approved by the Board of Trustees of Munder Series Trust on November 9, 2004, and by the shareholders of the Munder Small Company Growth Fund on February 24, 2005. The transaction was completed on February 25, 2005.